Chapman and Cutler LLP
320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3000
F 312.701.2361

September 15 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE: Madison ETFs Trust
(Registration Nos: 333-271759 and 811-23875)

Ladies and Gentlemen:

In accordance with Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, filed herewith via EDGAR on behalf of Madison Covered Call ETF and Madison Dividend Value ETF (the “Funds”), each a series of Madison ETFs Trust, please find a Preliminary Proxy Statement relating to a Special Meeting of the Funds’ shareholders to be held on November 30, 2023.

If you have any questions concerning this filing, please do not hesitate to contact me directly at 312.845.3720.
Very truly yours,

CHAPMAN AND CUTLER LLP

/s/ Kelly P Carr

Kelly P Carr